FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   5 May 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding mm02 plc - New Chairman sent to the London Stock Exchange on 5 May 2004

PR0413
DAVID ARCULUS TO BECOME CHAIRMAN OF mmO2

Released: 5 May 2004

mmO2 plc today announced that David Arculus, a non-executive director of mmO2, will become chairman when David Varney steps down from the role at the Company's AGM on 28 July 2004.

David Arculus joined mmO2 as a non-executive director on 1 April 2003. He is currently chairman of Severn Trent plc, a role which he will be relinquishing at the end of December 2004, as announced earlier by Severn Trent. He is also chairman of the Better Regulation Task Force and holds a non-executive directorship at Barclays plc.

Having successfully led the Company through demerger on a full-time basis, David Varney has served as part-time chairman since 1 April 2003.

David Varney commented: "I am delighted to announce that David Arculus will become chairman of mmO2 plc when I step down after three exciting and challenging years helping establish O2 as a key player in the industry. David has made a considerable contribution to the Board during the past year and he brings extensive experience to the position of chairman."

                                    - ends -

mmO2
mmO2 has more than 20 million customers and 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and is now deploying third generation mobile telephony (3G) networks in the UK, Ireland and Germany. mmO2 has some 13,000 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 20.9% of total service revenues in the quarter ending 31 December 2003.


mmO2 plc

Richard Poston                        David Nicholas
Director of Corporate Affairs         Director of Communications
richard.poston@o2.com                 david.nicholas@o2.com
0771 537 7079                         0771 575 9176


mmO2 press office: 01753 628402.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 5 May 2004                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary